EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended June 30,
$ in thousands except per share data	2016	2015
Earnings per common share
Net income	$408	$445
Less: Participated securities share of undistributed earnings	246	266
Net income available to common shareholders of Carver Bancorp, Inc.	$(246)	$179

Weighted average common shares outstanding	3,696,420	3,696,420
Effect of dilutive MRP shares	4,000	4,000
Weighted average common shares outstanding - diluted	3,700,420	3,700,420

Basic earnings per common share	$0.04	$0.05
Diluted earnings per common share	$0.04	$0.05